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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 001-05885

                         J. P. MORGAN & CO. INCORPORATED
             (Exact name of registrant as specified in its charter)

                                 60 Wall Street
                            New York, New York 10260
                                 (212) 648-2323
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, $2.50 par value
Adjustable Rate Cumulative Preferred Stock, Series A, Stated Value $100 Depositary Shares representing a one-tenth interest in 6 5/8% cumulative Preferred Stock, Series H, Stated Value $500
Guarantee and Related Note Guarantee of Commodity-Indexed Preferred Securities of J.P. Morgan Index Funding Company I

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            (Title of each class of Securities covered by this Form

                                      None
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           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(l)(i)     [x]              Rule 12h-3(b)(l)(i)     [x]
         Rule 12g-4(a)(l)(ii)    [ ]              Rule 12h-3(b)(1)(ii)    [ ]
         Rule 12g-4(a)(2)(i)     [ ]              Rule 12h-3(b)(2)(i)     [ ]
         Rule 12g-4(a)(2)(ii)    [ ]              Rule 12h-3(b)(2)(ii)    [ ]
                                                  Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice date:

                              Common Stock: 0
                              Adjustable Rate Series A Preferred Stock:  0
                              Depositary Shares:  0
                              Guarantee and Related Note Guarantee:  0
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
J.P. Morgan Chase & Co. (successor by merger to J.P. Morgan & Co. Incorporated) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    J.P. MORGAN CHASE & CO. (successor by merger to J.P. Morgan & Co. Incorporated)


Date:  January 2, 2001              By:  /s/ Anthony J. Horan
                                         --------------------------------------
                                         Name:   Anthony J. Horan
                                         Title:  Secretary